Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Long-Term AI Computing Capacity Arrangement

TAICHUNG, Taiwan, Oct. 16, 2026 (GLOBE NEWSWIRE) -- Agencia Comercial Spirits Ltd (the “Company”) today announced that on October 16, 2026, its wholly-owned subsidiary, AGCC Singapore Pte. Ltd. (“AGCC Singapore”), entered into a long-term agreement (the “Agreement”) with a Singapore-based provider of AI computing resources (the “Provider”) to secure access to AI computing resources in Indonesia. The Agreement follows the previously disclosed preliminary arrangement announced on July 17, 2026 and provides for phased deployment of the contracted capacity, with a five-year term commencing upon delivery and acceptance of each batch.

Based on the current pricing schedule and assuming all contemplated capacity is confirmed, delivered and accepted, aggregate contractual charges over the full term would be approximately US$300 million to US$400 million, excluding applicable taxes and additional infrastructure and operating costs. Part of the contemplated capacity is subject to subsequent written confirmation by AGCC Singapore. Prices for the fourth and fifth years may be renegotiated, with the scheduled prices continuing if no new prices are agreed. Actual expenditure will depend on the capacity confirmed, delivery and acceptance, and the Agreement’s terms.

The Agreement provides for staged advance payments, with a contractual aggregate ceiling for advance payments within the range of US$150 million to US$160 million. This ceiling is not the total contract value. The actual amounts are specified in delivery notifications signed by both parties; each notified amount becomes unconditionally payable within 14 days after both parties sign the notification. Advance payments actually paid are credited against monthly contractual charges in 60 equal monthly instalments from the first monthly invoice for the relevant capacity. The Agreement also provides for the carry-forward of an existing deposit and a Company guarantee of AGCC Singapore’s payment obligations.

The Company and its subsidiaries (the “Group”) are responsible for colocation, electricity, networking and operation and maintenance costs. Title to the underlying hardware remains with the Provider on normal expiry. Payment obligations for accepted capacity are not contingent on customer utilisation or receipts. Early termination is restricted and may require substantial termination compensation. Electing not to proceed with additional capacity may also require payment of procurement, cancellation and financing costs and, in specified circumstances, taking over assets already procured for the arrangement at cost. Refunds are subject to contractual set-off and, in specified circumstances, may include non-cash asset transfers.

The Agreement creates a long-term commitment to secure AI computing capacity and does not itself generate customer revenue. Deployment remains subject to the agreed delivery and acceptance procedures, availability of the underlying resources, funding, facility readiness and applicable regulatory requirements. Successful deployment, customer utilisation, revenue, profitability and positive cash flow are not assured.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Nasdaq-listed company with two principal business focuses: (i) its established premium whisky operations; and (ii) the development of AI computing infrastructure and cloud-based computing services. These two lines of business represent the Company’s primary operational pillars, with the Company dedicating substantial resources to the development and scaling of its AI computing infrastructure business. The Company’s whisky operations include procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales, in Taiwan and select international markets.

Since early 2026, the Company has launched and been developing its AI Computing Infrastructure Initiative through subsidiaries in Singapore, Indonesia and other jurisdictions. This initiative represents a principal business focus, backed by substantive contractual arrangements for commercial AI computing cloud services and the development of supporting data center, power, network and technical infrastructure. The Company’s historical operating revenue has been derived from its whisky operations, and the AI computing business remains in development and deployment and is subject to significant business, financing, construction, technology, regulatory, customer demand and execution risks.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These include statements concerning the availability, delivery and acceptance of computing capacity; commitments for additional capacity; the commencement and duration of capacity access; future payments, expenditure and pricing; and the Company’s intended development and operation of its AI computing and cloud services business. Words such as “may,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “could” and similar expressions may identify forward-looking statements, although not all such statements contain these words.

These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Deployment, acceptance and facility readiness may be delayed, and the underlying resources may be unavailable when required; funding may not be available when required or on acceptable terms; and counterparties may fail to perform. Export controls, sanctions, licensing requirements, restrictions on end users or remote access, data-protection requirements and other regulatory developments may delay, restrict, suspend or prevent performance. Additional risks include operating costs, operational interruptions, cybersecurity incidents, technological obsolescence, competition and insufficient customer demand. The Group may incur substantial payment and guarantee obligations before or without corresponding customer receipts. Termination costs, limits on remedies, priority rights of financiers of the underlying assets and refunds through non-cash asset transfers may adversely affect liquidity and the recovery of advances. These matters could materially adversely affect the Company’s business, financial condition and results of operations.

Further risks and uncertainties are described in the Company’s reports and other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and readers should not place undue reliance on them. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor and Media Contact

Agencia Comercial Spirits Ltd
No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)
Phone: +886-4-2254-0373
Email: Victsai@agcctw.com